Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

October 23, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Mail Stop 4561

Washington, D.C. 20549

Attn:   Maryse Mills-Apenteng, Special Counsel

Re:	Unwired Planet, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 13, 2015

File No. 001-16073

Ladies and Gentlemen:

This letter is being submitted on behalf of Unwired Planet, Inc. (the “Company”) in response to comments contained in the letter dated October 21, 2015 (the “Letter”) from Maryse Mills-Apenteng, Special Counsel, Office of Information Technologies and Services of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Boris Teksler, Chief Executive Officer and President of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) that was submitted on October 13, 2015. The Company is concurrently submitting a revised version of the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s response are to the Revised Preliminary Proxy Statement as marked. Copies of this letter will also be provided to Mitchell Austin and Gabriel Eckstein of the Staff.

United States Securities and Exchange Commission

October 23, 2015

Proposal 3 – Reverse Stock Split and Authorized Share Reduction, page 13

1.	It appears you have presented multiple matters to be voted upon under a single proposal. Proposal 3 combines two separate matters to be voted upon: (1) the reverse stock split and (2) the decrease in authorized shares. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement and form of proxy to present each matter as a separate proposal or advise. To the extent that the proposal to decrease the number of authorized shares is contingent upon the outcome of the reverse stock split proposal, provide appropriate disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its proposals in the Revised Preliminary Proxy Statement to separate former Proposal 3 into two separate proposals.

2.	We note that the number of authorized shares of common stock will be reduced from 1,000,000,000 to no fewer than 250,000,000 or such other number of authorized shares, depending on the exact split ratio chosen by the Board. Please revise to clarify how the reverse stock split ratio will impact the authorized share reduction. In other words, revise to provide the formula that will be used to determine the authorized share reduction or explain how the Board will otherwise determine the precise reduction in the number of unauthorized shares of common stock from 1,000,000,000 to no fewer than 250,000,000.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 27 of the Revised Preliminary Proxy Statement to explain how the Company’s Board of Directors will determine the precise reduction in the number of authorized shares of common stock, depending on the exact split ratio to be determined by the Board.

3.	For clarity, please disclose in tabular format the number of shares of common stock (i) currently authorized, (ii) reserved for issuance, (iii) issued and outstanding and (iv) authorized but unissued, as well as the number of shares in those same categories after giving effect to the reverse stock split and authorized share reduction at various levels. Please also include the percentage of the authorized shares of common stock available for issuance both before and after the various scenarios.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 27 of the Revised Preliminary Proxy Statement to clarify the various scenarios.

If you require additional information, please telephone the undersigned at (415) 733-6017.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission

October 23, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mitzi Chang

Mitzi Chang

MC/bak

cc:	Boris Teksler, Unwired Planet, Inc.

Noah Mesel, Unwired Planet, Inc.